Filed Pursuant to Rule 433

Registration No. 333-232050

$750,000,000 3.050% Senior Notes due 2051

PRICING TERM SHEET

June 3, 2021

Issuer:	The Travelers Companies, Inc.

Title of Securities:	3.050% Senior Notes due 2051

Security Type:	Senior Unsecured Notes

Legal Format:	SEC Registered

Expected Ratings:*	Moody’s: A2 (stable) / S&P: A (stable) / Fitch: A (stable)

Aggregate Principal Amount:	$750,000,000

Trade Date:	June 3, 2021

Settlement Date (T+3):	June 8, 2021

Interest Payment Dates:	June 8 and December 8, commencing December 8, 2021

Maturity Date:	June 8, 2051

Public Offering Price:	99.707% of the principal amount

Coupon:	3.050%

Benchmark Treasury:	1.875% due February 15, 2051

Benchmark Treasury Price / Yield:	90-19 ; 2.315%

Re-offer Spread to Benchmark Treasury:	75bps

Yield to Maturity:	3.065%

Optional Redemption:

Make-Whole Call:	Treasury Rate plus 15bps (prior to December 8, 2050)

Par Call:	On or after December 8, 2050 (six months prior to maturity)

CUSIP / ISIN:	89417E AR0 / US89417EAR09

Joint Book-Running Managers:	Barclays Capital Inc. BofA Securities, Inc. Credit Suisse Securities (USA) LLC U.S. Bancorp Investments, Inc.

Co-Managers:

BNY Mellon Capital Markets, LLC

Citigroup Global Markets Inc.

Goldman Sachs & Co. LLC

HSBC Securities (USA) Inc.

J.P. Morgan Securities LLC

Morgan Stanley & Co. LLC

TD Securities (USA) LLC

Truist Securities, Inc.

Wells Fargo Securities, LLC

Academy Securities, Inc.

Great Pacific Securities

R. Seelaus & Co., LLC

Siebert Williams Shank & Co., LLC

It is expected that delivery of the notes will be made against payment therefor on or about June 8, 2021, which is the third business day following the date hereof (such settlement cycle being referred to as “T+3”). Under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes on the date of pricing will be required, by virtue of the fact that the notes initially will settle in T+3, to specify an alternative settlement cycle at the time of any such trade to prevent failed settlement. Purchasers of the notes who wish to trade the notes on the date of pricing should consult their own advisors.

* Note: An explanation of the significance of ratings may be obtained from the rating agencies. Generally, rating agencies base their ratings on such material and information, and such of their own investigations, studies and assumptions, as they deem appropriate. The rating of the notes should be evaluated independently from similar ratings of other securities. A credit rating of a security is not a recommendation to buy, sell or hold securities and may be subject to review, revision, suspension, reduction or withdrawal at any time by the assigning rating agency.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by contacting Barclays Capital Inc. toll-free at (888) 603-5847, BofA Securities, Inc. toll-free at (800) 294-1322, Credit Suisse Securities (USA) LLC toll-free at (800) 221-1037, or U.S. Bancorp Investments, Inc. by phone at (877) 558-2607.

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